October 4, 2010
Mr. H. Christopher Owings
Assistant Director, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	California Water Service Group’s
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Periods Ended June 30, 2010 and March 31, 2010
Definitive Proxy Statement on Schedule 14A filed April 7, 2010
File No. 001-13883
Dear Mr. Owings:
This letter responds to your letter dated September 27, 2010, regarding California Water Service Group’s (the “Company” or “we”) Form 10-K for the fiscal year ended December 31, 2009, Forms 10-Q for the quarters ended June 30, 2010 and March 31, 2010, and Definitive Proxy Statement on Schedule 14A filed April 7, 2010 (together, the “Filings”).
For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1A. Risk Factors, page 17
1.	Please delete the language in the first two sentences in the first paragraph. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

The Company will revise its future filings to delete the first two sentences in the first paragraph under Item 1A, as requested in Comment No. 1.
Item 15. Exhibits, Financial Statement Schedules, page 91
2.	We note that Exhibits 10.16 and 10.17, the credit agreements dated October 27, 2009, were not filed in their entirety. Please refile the complete exhibits, including all of the schedules and exhibits, in your next periodic report. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not

Mr. H. Christopher Owings
October 4, 2010

contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulations S-K.

The Company will file complete versions of Exhibits 10.16 and 10.17 in its next periodic report as requested in Comment No. 2. Additionally, we would be happy to provide the complete versions of Exhibits 10.16 and 10.17 as a supplement to the SEC staff at their request.
Forms 10-Q for the Periods Ended June 30, 2010 and March 31, 2010
Item 4. Controls and Procedures, pages 31 and 26, respectively
3.	Please cite to Rule 15d-15(e) of the Exchange Act. Please also insure that you indicate that management evaluated the effectiveness of your disclosure controls and procedures for the period represented in the particular report. For example, you refer to April 13, 2010 instead of March 31, 2010 in the Form 10-Q for the period ended March 31, 2010.

The Company will revise its future filings to cite to Rule 15d-15(e) of the Exchange Act and to reference the period represented in the particular report, as requested in Comment No. 3. In future filings, the Company’s description of its disclosure controls and procedures will be substantially as follows:

“We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Security and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Accordingly, our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives.

Mr. H. Christopher Owings
October 4, 2010

Our management, with the participation of our CEO and our CFO, evaluated the effectiveness of our disclosure controls and procedures for the period ended [_________], 20[_]. Based on that evaluation, we concluded that our disclosure controls and procedures were effective at the reasonable assurance level.”
Definitive Proxy Statement of Schedule 14A
Compensation Discussion and Analysis, page 16
Determining Executive Compensation, page 20
4.	You state “[a]fter consideration of the competitive data, the Committee makes decisions regarding each individual executive’s compensation opportunities based on Group and individual performance...” Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

The structure and implementation of each individual executive’s compensation opportunities were discussed in detail in the section of the Company’s Definitive Proxy Statement on Schedule 14A filed April 7, 2010 entitled “Elements of Compensation.” As such, we believe that the Company’s existing disclosure is consistent with the requirements of Item 402(b) of Regulation S-K. In future filings, however, the Company will either reorder the disclosure under Item 402(b) of Regulation S-K or add cross-references to make clear that the information contained in the sections entitled “Elements of Compensation” and “Determining Executive Compensation” should be considered together.
* * *
As you requested, this letter also constitutes a statement by the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

Mr. H. Christopher Owings
October 4, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
I believe the foregoing is responsive to your comments. If you should have any questions or further comments, please do not hesitate to call Doug Smith at (415) 393-8390 or Kyle Kreiss at (415) 393-8389.
Best regards,
/s/ Calvin Breed
Controller, Assistant Secretary & Assistant Treasurer

cc:	Martin A. Kropelnicki Doug Smith Kyle Kreiss